UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 30, 2021

ATHENE HOLDING LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-37963	98-0630022
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

Second Floor, Washington House

16 Church Street

Hamilton, HM 11, Bermuda

(441) 279-8400

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common shares, par value $0.001 per share	ATH	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Share, Series A	ATHPrA	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a 5.625% Fixed Rate Perpetual Non-Cumulative Preference Share, Series B	ATHPrB	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a 6.375% Fixed-Rate Reset Perpetual Non-Cumulative Preference Share, Series C	ATHPrC	New York Stock Exchange
Depositary Shares, each representing a 1/1,000th interest in a 4.875% Fixed Rate Perpetual Non-Cumulative Preference Share, Series D	ATHPrD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Items.

Pro Forma Financial Statements

Athene Holding Ltd. (“Athene”) is supplementally providing, as Exhibit 99.1 hereto, unaudited pro forma condensed combined financial data of Tango Holdings, Inc. (“HoldCo”), consisting of (a) the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020, (b) the unaudited pro forma condensed combined statement of financial condition as of September 30, 2021, and (c) the summary unaudited combined non-GAAP adjusted operating earnings and related reconciliations to GAAP measures for the nine months ended September 30, 2021 and the year ended December 31, 2020 (collectively, the “Supplemental Pro Forma Financial Statements”). The Supplemental Pro Forma Financial Statements combine the historical consolidated statement of operations of Apollo Global Management, Inc. (“Apollo”) and consolidated statement of income of Athene, after giving effect to the mergers and the Apollo corporate governance updates disclosed in the joint proxy statement/prospectus of HoldCo, Apollo and Athene, dated as of November 5, 2021, as well as the applicable items described under Item 5.02 to Apollo’s Current Report on Form 8-K filed on December 2, 2021.

Merger Agreement

On March 8, 2021, Athene entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Apollo, HoldCo, Blue Merger Sub, Ltd. and Green Merger Sub, Inc. On November 30, 2021, in accordance with Section 5.01(b)(i) of the Merger Agreement, Athene consented to (i) Apollo authorizing and effecting the issuance of RSUs to Apollo’s Co-Presidents as described under Item 5.02 to Apollo’s Current Report on Form 8-K filed on December 2, 2021 and (ii) Apollo agreeing to the issuance by Holdco, following the consummation of the merger of Apollo and Athene, of common shares of Holdco in connection with a potential acquisition.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

99.1	Unaudited Pro Forma Condensed Combined Financial Data of Tango Holdings, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information Regarding the Transaction and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction involving HoldCo, Apollo and Athene. The proposed transaction will be submitted to the stockholders of Apollo and the shareholders of Athene for their respective consideration. In connection therewith, the parties have filed, and will continue to file, relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which was mailed to the stockholders of Apollo and the shareholders of Athene on November 5, 2021. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF APOLLO AND ATHENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about Apollo and Athene, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Apollo will be available free of charge under the “Stockholders” section of Apollo’s website located at http://www.apollo.com or by contacting Apollo’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com.

Copies of the documents filed with the SEC by Athene will be available free of charge under the “Investors” section of Athene’s website located at http://www.athene.com or by contacting Athene’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

Apollo, Athene, HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of Apollo and HoldCo is set forth in Apollo’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 20, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of Athene is set forth in Athene’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 21, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of Apollo and the shareholders of Athene, and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATHENE HOLDING LTD.

Date: December 2, 2021	/s/ John L. Golden
John L. Golden
Executive Vice President and General Counsel

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, adopted by the Securities and Exchange Commission (the “SEC”) on May 21, 2020 (“Article 11”). The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions (the “Transactions”):

a.

On March 8, 2021, Apollo Global Management, Inc. (“AGM”), Athene Holding Ltd. (“AHL”), Tango Holdings, Inc. (“HoldCo”), Blue Merger Sub, Ltd., a Bermuda exempted company and a direct subsidiary of HoldCo (“AHL Merger Sub”) and Green Merger Sub, Inc., a Delaware corporation and a direct subsidiary of HoldCo (“AGM Merger Sub”) entered into the merger agreement. The total purchase price for the transaction was approximately $12,057 million, subject to certain post-closing purchase price adjustments as provided in the merger agreement. The total purchase price excludes the fair value of AHL shares previously owned by AGM of $4,485 million. The acquisition of AHL’s investments in AGM funds will result in the consolidation of additional variable interest entities. The mergers will also result in the elimination of intercompany activity and balances between AGM and AHL. After giving effect to the mergers and the transactions contemplated by the merger agreement, AGM and AHL will be direct subsidiaries of HoldCo, which will be renamed “Apollo Global Management, Inc.” See the section titled “The Mergers” in the prospectus of Tango Holdings, Inc., filed pursuant to Rule 424(b)(3) with the SEC on November 5, 2021 (the “Prospectus”); and

b.

the conversion of each outstanding unit in the Apollo Operating Group (“AOG units”) and reorganization of AGM from an umbrella partnership C corporation structure to a full C-corporation. See the section titled “Corporate Governance Updates” in the Prospectus.

The unaudited pro forma condensed combined financial information also presents the pro forma effects of the implementation of new compensation arrangements and incentive programs, and changes to certain existing employee incentive programs (“Compensation Reset”). See Item 5.02 to this Current Report on Form 8-K.

The following unaudited pro forma condensed combined financial information of AGM and AHL is presented to illustrate the estimated effects of the Transactions as described below (collectively, “Adjustments” or “Transaction Accounting Adjustments”) and the estimated effects of the Compensation Reset program.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 combines the historical consolidated statements of operations of AGM and the consolidated statement of income of AHL, after giving effect to the Transactions as if they had occurred on January 1, 2020. The unaudited pro forma condensed combined statement of financial condition as of September 30, 2021, combines the historical consolidated statement of financial condition of AGM and the consolidated balance sheet of AHL, after giving effect to the Transactions as if they had occurred on September 30, 2021. We refer to the unaudited pro forma condensed combined statement of operations and unaudited pro forma condensed combined statement of financial condition as the “pro forma financial information.”

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes of AGM and AHL:

•

the audited consolidated financial statements of AGM as of and for the fiscal year ended December 31, 2020, and the related notes included in AGM’s Annual Report on Form 10-K for the year ended December 31, 2020;

•

the unaudited condensed consolidated financial statements of AGM as of and for the three and nine months ended September 30, 2021, and the related notes included in AGM’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021;

•

the audited consolidated financial statements of AHL as of and for the fiscal year ended December 31, 2020, and the related notes included in AHL’s Annual Report on Form 10-K for the year ended December 31, 2020; and

•

the unaudited condensed consolidated financial statements of AHL as of and for the three and nine months ended September 30, 2021, and the related notes included in AHL’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021;

The mergers will be treated as a business combination under Accounting Standards Codification 805, Business combinations “ASC 805,” and will be accounted for using the acquisition method of accounting under GAAP. The pro forma financial information has been prepared on the basis that AGM is the accounting acquirer with AHL being the target. As a result, the term “AGM” as used herein refers to (a) for historical financial information, Apollo Global Management, Inc. and (b) for pro forma financial information, Tango Holdings, Inc. which will be renamed “Apollo Global Management, Inc.” upon consummation of the mergers.

The pro forma financial information is based on various adjustments and assumptions and is not necessarily indicative of what AGM’s combined statement of financial condition and combined statement of operations actually would have been had the Transactions and Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the future financial position or results of operations of AGM following the completion of the Transactions.

The pro forma financial information reflects Adjustments that management believes are necessary to present fairly AGM’s pro forma financial position and results of operations following the closing of the Transactions as of and for the periods indicated. The Adjustments are based on currently available information and assumptions that management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of Adjustments necessary to reflect AGM’s financial condition and the results of operations as if AGM completed the Transactions on September 30, 2021 and January 1, 2020, respectively. These Adjustments are based on preliminary estimates and may be different from the acquisition accounting that will be made by AGM upon consummation of the Transactions, and these differences could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2021

(in millions)

	Historical		Transaction Accounting Adjustments
	AGM	AHL	AOG Conversion	Notes	Consolidation / Eliminations	Notes	Transaction Accounting	Notes		Pro Forma Combined
Assets:
Asset Management
Cash and cash equivalents	$2,090	$—	$—		$—		$—			$2,090
Restricted cash	1,053	—	—		—		—			1,053
U.S. Treasury securities, at fair value	817	—	—		—		—			817
Investments	7,987	—	—		(3,366)	7(I,M)	—			4,621
Assets of consolidated variable interest entities	14,361	—	—		3,872	7(M)	—			18,233
Incentive fees receivable	4	—	—		—		—			4
Due from related parties	519	—	—		(62)	7(J,M)	—			457
Deferred tax assets, net	467	—	7	4	—		247	7	(L)	721
Other assets	876	—	—		—		—			876
Goodwill	117	—	—		—		—			117

	28,291	—	7		444		247			28,989

Retirement Services
Investments	—	174,488	—		(2,073)	7(M)	400	7	(A)	172,815
Cash and cash equivalents	—	7,753	—		—		—			7,753
Restricted cash	—	757	—		—		—			757
Investments in related parties	—	29,336	—		(8,379)	7(I,M)	91	7	(A)	21,048
Assets of consolidated variable interest entities	—	—	—		3,087	7(M)	113	7	(A)	3,200
Accrued investment income	—	1,016	—		(20)	7(M)	—			996
Reinsurance recoverable	—	4,565	—		—		—			4,565
Deferred acquisition costs, deferred sales inducements and value of business acquired	—	5,110	—		—		(2,344)	7	(B)	2,766
Other assets	—	1,371	—		57	7(M,N)	1,290	7	(C)	2,718
Goodwill	—	—	—		—		4,028	7	(O)	4,028

	—	224,396	—		(7,328)		3,578			220,646

Total Assets	$28,291	$224,396	$7		$(6,884)		$3,825			$249,635

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2021

(in millions)

	Historical		Transaction Accounting Adjustments
	AGM	AHL	AOG Conversion	Notes	Consolidation / Eliminations	Notes	Transaction Accounting	Notes		Pro Forma Combined
Liabilities, Redeemable non-controlling interests and Equity
Asset Management
Due to related parties	$634	$—	$579	4	$—		$—			$1,213
Debt	3,153	—	—		—		—			3,153
Liabilities of consolidated variable interest entities	11,224	—	—		(1,309)	7(M)	—			9,915
Accounts payable, accrued expenses and other liabilities	3,055	—	—		(3)	7(M)	29	7	(H)	3,081

	18,066	—	579		(1,312)		29			17,362

Retirement Services
Interest sensitive contract liabilities	—	152,200	—		—		3,058	7	(D)	155,258
Future policy benefits	—	39,666	—		—		2,313	7	(D)	41,979
Other policy claims and benefits	—	130	—		—		—			130
Dividends payable to policyholders	—	103	—		—		—			103
Liabilities of consolidated variable interest entities	—	—	—		321	7(M)	—			321
Long-term debt	—	2,469	—		—		361	7	(E)	2,830
Derivative liabilities	—	303	—		—		—			303
Payables for collateral on derivatives and securities to repurchase	—	4,129	—		—		—			4,129
Funds withheld liability	—	437	—		—		—			437
Other liabilities	—	2,587	—		(373)	7(J,M)	(642)	7	(F)	1,572

	—	202,024	—		(52)		5,090			207,062

Total Liabilities	18,066	202,024	579		(1,364)		5,119			224,424

Commitments and Contingencies
Redeemable non-controlling interests	1,750	—	—		—		—			1,750

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2021

(in millions)

	Historical		Transaction Accounting Adjustments
	AGM	AHL	AOG Conversion	Notes	Consolidation / Eliminations	Notes	Transaction Accounting	Notes		Pro Forma Combined
Equity
Preferred Stock	554	—	—		(554)	7(K)	—			—
Common Stock	—	—	—		—		—			—
Additional paid in capital	1,019	6,651	2,435	4	(7,649)	7(I,K,N)	12,460	7	(H)	14,916
Retained earnings	1,079	10,727	—		—		(10,670)	7	(H)	1,136
Accumulated other comprehensive (loss) income	(3)	3,011	—		—		(3,011)	7	(H)	(3)

Total Stockholders’ Equity	2,649	20,389	2,435		(8,203)		(1,221)			16,049

Non-Controlling Interests in consolidated entities	2,819	1,983	—		(440)	7(M)	(73)	7	(G)	4,289
Non-Controlling Interests attributable to preferred stockholders	—	—	—		3,123	7(K)	—			3,123
Non-Controlling Interests in Apollo Operating Group	3,007	—	(3,007)	4	—		—			—

Total Equity	8,475	22,372	(572)		(5,520)		(1,294)			23,461

Total Liabilities, Redeemable non-controlling interests and Equity	$28,291	$224,396	$7		$(6,884)		$3,825			$249,635

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information”.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(in millions, except per share data)

	Historical				Transaction Accounting Adjustments
	AGM	AHL	Compensation Reset	Notes	Consolidation / Eliminations	Notes		Transaction Accounting	Notes		Pro Forma Combined
Revenues:
Asset Management
Management fees	$1,402	$—	$—		$(410)	8	(A)	$—			$992
Advisory and transaction fees, net	205	—	—		—			—			205
Investment income:
Performance allocations	2,589	—	—		(7)	8	(M)	—			2,582
Principal investment income	536	—	—		—			—			536

Total investment income	3,125	—			(7)			—			3,118
Incentive fees	24	—	—		(4)	8	(A)				20

	4,756	—	—		(421)			—			4,335

Retirement Services
Premiums	—	11,295	—		—			—			11,295
Product charges	—	461	—		—			—			461
Net investment income	—	5,216	—		(410)	8	(B,M)	(366)	8	(F)	4,440
Investment related gains (losses)	—	2,508	—		(14)	8	(M)	2	8	(G)	2,496
Net gains (losses) from investment activities of consolidated variable interest entities	—	—	—		57	8	(M)	—			57
Other revenues	—	58	—		—			—			58

	—	19,538	—		(367)			(364)			18,807

Total Revenues	4,756	19,538	—		(788)			(364)			23,142

Expenses:
Asset Management
Compensation and benefits	1,984	—	76	9	(2)	8	(M)	—			2,058
Interest expense	104	—	—		—			—			104
General, administrative and other	329	—	—		—			—			329

	2,417	—	76		(2)			—			2,491

Retirement Services
Interest sensitive contract benefits	—	2,945	—		—			(247)	8	(H)	2,698
Amortization of deferred sales inducements	—	138	—		—			(138)	8	(I)	—
Future policy and other policy benefits	—	12,281	—		—			(166)	8	(H)	12,115
Amortization of deferred acquisition costs and value of business acquired	—	530	—		—			(341)	8	(I)	189
Dividends to policyholders	—	23	—		—			—			23
Policy and other operating expenses	—	772	—		—			35	8	(J,K)	807

	—	16,689	—		—			(857)			15,832

Total Expenses	2,417	16,689	76		(2)			(857)			18,323

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(in millions, except per share data)

	Historical				Transaction Accounting Adjustments
	AGM	AHL	Compensation Reset	Notes	Consolidation / Eliminations	Notes		Transaction Accounting	Notes		Pro Forma Combined
Other Income (Loss) –Asset Management
Net gains (losses) from investment activities	1,439	—	—		(1,414)	8	(C)	—			25
Net gains from investment activities of consolidated variable interest entities	400	—	—		430	8	(M)	—			830
Interest income	4	—	—		—			—			4
Other income (loss), net	(28)	—	—		—			—			(28)

Total Other Income (Loss)–Asset Management	1,815	—	—		(984)			—			831

Income before income tax provision	4,154	2,849	(76)		(1,770)			493			5,650
Income tax provision	(499)	(196)	—		74	8	(D)	(577)	8	(D)	(1,198)

Net income (loss)	3,655	2,653	(76)		(1,696)			(84)			4,452
Net (income) loss attributable to Non-Controlling Interests	(2,060)	111	—		1,657	8	(E,M)	(64)	8	(L)	(356)

Net Income Attributable to Apollo Global Management, Inc.	1,595	2,764	(76)		(39)			(148)			4,096
Preferred Stock Dividends	(27)	(106)	—		—			—			(133)

Net Income Attributable to Apollo Global Management, Inc. Common Stockholders	$1,568	$2,658	$(76)		$(39)			$(148)			$3,963

Net Income Attributable to Apollo Global Management, Inc. Per Share of Common Stock
Basic–Class A	$6.47	$13.88							8	(N)	$6.61
Diluted–Class A	$6.47	$13.42							8	(N)	$6.61
Weighted Average Shares of Common Stock Outstanding
Basic–Class A	233.5	191.5							8	(N)	585.0
Diluted–Class A	233.5	198.0							8	(N)	585.0

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information”.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in millions, except per share data)

	Historical		Compensation Reset	Notes	Transaction Accounting Adjustments				Pro Forma Combined
	AGM	AHL			Consolidation / Eliminations	Notes	Transaction Accounting	Notes
Revenues:
Asset Management
Management fees	$1,687	$—	$—		$(451)	8(A)	$—		$1,236
Advisory and transaction fees, net	249	—	—		—		—		249
Investment income:
Performance allocations	310	—	—		—		—		310
Principal investment income	82	—	—		—		—		82

Total investment income	392	—	—		—		—		392
Incentive fees	25	—	—		(15)	8(A)			10

	2,353	—	—		(466)		—		1,887

Retirement Services
Premiums	—	5,963	—		—		—		5,963
Product charges	—	571	—		—		—		571
Net investment income	—	4,885	—		29	8(B,M)	(488)	8(F)	4,426
Investment related gains (losses)	—	3,309	—		24	8(M)	(185)	8(G)	3,148
Net gains from investment activities of consolidated variable interest entities	—	—	—		107	8(M)	—		107
Other revenues	—	36	—		—		—		36

	—	14,764	—		160		(673)		14,251

Total Revenues	2,353	14,764	—		(306)		(673)		16,138

Expenses:
Asset Management
Compensation and Benefits	1,089	—	102	9	—		—		1,191
Interest expense	133	—	—		—		—		133
General, administrative and other	356	—	—		—		42	8(K)	398

	1,578	—	102		—		42		1,722

Retirement Services
Interest sensitive contract benefits	—	3,891	—		—		(360)	8(H)	3,531
Amortization of deferred sales inducements	—	66	—		—		(66)	8(I)	—
Future policy and other policy benefits	—	7,187	—		—		(222)	8(H)	6,965
Amortization of deferred acquisition costs and value of business acquired	—	521	—		—		(270)	8(I)	251
Dividends to policyholders	—	38	—		—		—		38
Policy and other operating expenses	—	855	—		—		91	8(J,K)	946

	—	12,558	—		—		(827)		11,731

Total Expenses	1,578	12,558	102		—		(785)		13,453

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in millions, except per share data)

	Historical		Compensation Reset	Notes	Transaction Accounting Adjustments				Pro Forma Combined
	AGM	AHL			Consolidation / Eliminations	Notes	Transaction Accounting	Notes
Other Income (Loss)–Asset Management
Net gains (losses) from investment activities	(455)	—	—		457	8(C)	—		2
Net gains from investment activities of consolidated variable interest entities	197	—	—		87	8(M)	—		284
Interest income	15	—	—		—		—		15
Other income, net	21	—	—		—		—		21

Total Other Income (Loss)–Asset Management	(222)	—	—		544		—		322

Income before income tax provision	553	2,206	(102)		238		112		3,007
Income tax provision	(87)	(285)	—		(34)	8(D)	(133)	8(D)	(539)

Net income (loss)	466	1,921	(102)		204		(21)		2,468
Net (income) loss attributable to Non-Controlling Interests	(310)	(380)	—		186	8(E,M)	(140)	8(L)	(644)

Net Income (Loss) Attributable to Apollo Global Management, Inc.	156	1,541	(102)		390		(161)		1,824
Preferred Stock Dividends	(37)	(95)	—						(132)

Net Income (Loss) Attributable to Apollo Global Management, Inc. Common Stockholders	$119	$1,446	$(102)		$390		$(161)		$1,692

Net Income (Loss) Attributable to Apollo Global Management, Inc. Per Share of Common Stock
Basic–Class A	$0.44	$8.51						8(N)	$2.82
Basic–Classes B, M-1, M-2, M-3 and M-4	N/A	$(3.87)							N/A
Diluted–Class A	$0.44	$8.34						8(N)	$2.82
Diluted–Classes B, M-1, M-2, M-3 and M-4	N/A	$(3.87)							N/A
Weighted Average Shares of Common Stock Outstanding
Basic–Class A	227.5	184.9						8(N)	584.8
Basic–Class B	N/A	25.4							N/A
Basic–Class M-1	N/A	3.3							N/A
Basic – Class M-2	N/A	0.8							N/A
Basic–Class M-3	N/A	1.0							N/A
Basic–Class M-4	N/A	2.4							N/A
Diluted–Class A	227.5	188.6						8(N)	584.8
Diluted–Class B	N/A	25.4							N/A
Diluted–Class M-1	N/A	3.3							N/A
Diluted–Class M-2	N/A	0.8							N/A
Diluted–Class M-3	N/A	1.0							N/A
Diluted–Class M-4	N/A	2.4							N/A

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information”.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Description of Transactions

On March 8, 2021, AGM entered into the merger agreement with AHL, HoldCo, and the Merger Subs. The total purchase price is estimated at $12,057 million as of November 26, 2021, subject to certain post-closing purchase price adjustments as provided in the merger agreement. The purchase price excludes the fair value of AHL Common Shares previously owned by AGM of $4,485 million as of November 26, 2021.

The merger agreement provides that, upon the terms and subject to the conditions set forth therein, AGM and AHL will effect an all-stock merger transaction to combine their respective businesses through (a) the AHL Merger, with AHL as the surviving entity in the AHL Merger and a direct subsidiary of HoldCo; and (b) the AGM Merger with AGM as the surviving entity in the AGM Merger and a direct subsidiary of HoldCo. The mergers are intended to become effective concurrently, and, upon the consummation of the mergers, AGM and AHL will be direct subsidiaries of HoldCo. Following the mergers and the closing of the transactions contemplated by the merger agreement, HoldCo will be renamed “Apollo Global Management, Inc.”

Each issued and outstanding AHL Common Share (other than AHL Shares held by AHL as treasury shares (including shares held by HoldCo, the AHL Merger Sub, the AGM Merger Sub and the Apollo Operating Group or any direct or indirect wholly owned subsidiary of AGM or the Apollo Operating Group)), will be converted automatically into 1.149 duly authorized, validly issued, fully paid and nonassessable HoldCo Shares and any cash paid in lieu of fractional HoldCo Shares. The exchange ratio is fixed and will not be adjusted for changes in the market value of the AGM Class A Shares or the AHL Shares. No fractional HoldCo Shares will be issued in connection with the AHL Merger, and AHL’s shareholders will receive cash in lieu of any fractional HoldCo Shares.

Each issued and outstanding share of AGM Class A Shares (other than AGM Class A Shares held (a) by AGM as treasury shares or (b) by AGM Merger Sub or any direct or indirect wholly owned subsidiary of AGM) will be converted automatically into one (1) HoldCo Share.

At the effective time of the AGM Merger, each of the issued and outstanding series of preferred shares of AGM will remain issued and outstanding as preferred shares of the AGM surviving entity, and, at the effective time of the AHL Merger, each AHL Preferred Share will automatically become, under applicable Bermuda law, an equivalent preferred share of AHL, the surviving company in the AHL Merger.

The unaudited pro forma condensed combined financial information assumes that, at the effective time of the AHL Merger, whether vested or unvested, each outstanding option to acquire AHL Common Shares, awards of restricted AHL Shares and awards of AHL restricted share units will be converted into a similar award (with the same terms and conditions) with respect to HoldCo Shares based on the exchange ratio, in each case, except that outstanding awards of restricted AHL Common Shares and AHL restricted share units, in each case, that are subject to performance-based vesting conditions will convert into time-based awards with respect to HoldCo Shares based on the applicable target level of performance and will vest at the end of the applicable performance period. See the sections titled “The Mergers—Interests of AHL’s Directors and Executive Officers in the Transactions—Treatment of AHL Equity Compensation Awards” in the Prospectus.

At the effective time of the AGM Merger, whether vested or unvested, each outstanding option to purchase AGM Class A Shares, awards of restricted AGM Class A Shares and awards of AGM restricted share units will be converted into a similar award (with the same terms and conditions, including any performance conditions) with respect to HoldCo Shares, in each case. See the section titled “The Mergers—Interests of AGM’s Directors and Executive Officers in the Transactions—AGM Equity Awards” in the Prospectus.

At the effective time of the AHL Merger, each of the issued and outstanding warrants of AHL that is outstanding immediately prior to the effective time of the AHL Merger will be exchanged for HoldCo Shares with a fair value measured at the time of the AHL Merger equal to the fair value of such AHL warrant as of immediately prior to the consummation of the AHL Merger calculated using a Black-Scholes valuation. See the section titled “The Merger Agreement—Treatment of the AHL Warrants” in the Prospectus.

The merger agreement contains certain termination rights and provides that, upon termination of the merger agreement, AGM will be obligated to pay AHL a cash termination fee of $81,900,000 if (i) the board of directors of AGM withdraws, suspends, withholds or, in any manner adverse to AHL, amends its recommendation of approval of the AGM Merger and the merger agreement by AGM stockholders; and (ii) AGM stockholder approval of the AGM Merger and the merger agreement is not obtained at the AGM stockholder meeting at which the AGM Merger and the merger agreement are submitted for approval.

2. Basis of Presentation

The pro forma financial information was prepared using the acquisition method of accounting in accordance with ASC 805, with AGM as the accounting acquirer, and is derived from the unaudited and audited historical financial statements of AGM and AHL.

The pro forma financial information has been prepared by AGM for illustrative and informational purposes only in accordance with Article 11. The pro forma financial information is not necessarily indicative of what AGM’s combined statement of operations or combined statement of financial condition would have been had the Transactions and Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the future financial position or financial results of operations of AGM following the completion of the Transactions. The pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Transactions. The pro forma financial information reflects pro forma adjustments that management believes are necessary to present fairly AGM’s pro forma financial position and results of operations following the consummation of the Transactions as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to reflect AGM’s financial condition and results of operations as if the Transactions were consummated as of the dates indicated.

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible that the application of reasonable judgment could develop different assumptions, resulting in a range of alternative estimates using the same facts and circumstances.

The allocation of the estimated consideration is preliminary and is pending finalization of various estimates, inputs and analyses. Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the mergers, the actual amounts eventually recorded for the acquisition method of accounting, including identifiable intangibles and goodwill, may differ materially from the information presented.

The initial allocation of AGM’s purchase price to acquire AHL has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of what their respective fair values would be as of the date of the Transactions.

At this preliminary stage, the estimated identifiable finite-lived intangible assets include the value of distribution network acquired (“VODA”), AHL’s trade name, and internally developed software. The estimated identifiable indefinite-lived intangible asset relates to state insurance licenses acquired, which will not be amortized, but will be subject to periodic impairment testing.

Identifiable finite-lived intangible assets recognized by AGM also include the value of business acquired (“VOBA”), which represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment type contracts in force at the acquisition date. For certain acquired blocks of business, the estimated fair value of the in-force contract obligations exceeded the book value of assumed in-force insurance policy liabilities, resulting in negative VOBA, which is presented separately from VOBA as an additional insurance liability included within Interest Sensitive Contract Liabilities and Future Policy Benefits. The estimated fair value of the acquired obligations is based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, surrenders, expenses, investment returns, separate account performance, nonperformance risk adjustment and other factors.

VODA, VOBA, and other identifiable finite-lived intangible assets are amortized over their estimated useful lives.

Goodwill represents the excess of the estimated purchase price over the estimated fair value of AHL’s assets and liabilities, including the fair value of the estimated identifiable finite- and indefinite-lived intangible assets described above, less any non-controlling interest. Goodwill will not be amortized, but will be subject to periodic impairment testing.

The calculation of goodwill and other identifiable intangible assets could be materially impacted by changing fair value measurements. Under ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred, but are accounted for as expenses in the period in which the costs are incurred.

The presentations in the pro forma financial information reflect the significant industry diversification of AGM and AHL. AHL operates a retirement services business, and AGM operates an alternative asset management business, each of which possess distinct characteristics. AGM applies a two-tiered approach to present the pro forma financial information. AGM believes that this two-tiered approach provides a more meaningful and informative view of the pro forma financial condition and results of operations than a traditional aggregate presentation. AGM believes that reporting AHL’s retirement services operations separately is appropriate, given, among other factors, the relative significance of AHL’s interest sensitive contract liabilities, which are not guaranteed by AGM. If more traditional presentations were used, AGM would eliminate or combine several identical or similar captions, reducing the transparency and utility of the pro forma financial information. AGM believes that traditional presentations would result in no new line items presented, compared to the two-tier presentation of the pro forma financial information.

AGM historical amounts have been converted from thousands to millions to be in line with AHL’s historical presentation. As a result, rounding differences may exist in the pro forma financial information.

The pro forma financial information reflects preliminary allocations of consolidated VIEs between asset management and retirement services. As a result, funds currently reflected as consolidated VIEs under asset management could ultimately be consolidated under retirement services, or vice versa.

3. Reclassifications and Conforming Accounting Policies

At this time, AGM is not aware of any material differences in accounting policies and financial statement classifications that would have a material impact on the pro forma financial information.

AGM is still in the process of performing a full review of AHL’s accounting policies to determine whether there are material differences that require modification or reclassification of AHL’s revenues, expenses, assets or liabilities to conform to AGM’s accounting policies and classifications. As a result of that review, AGM may identify differences between the accounting policies of AGM and AHL that, when conformed, could have a material impact on the pro forma financial information.

4. Conversion of AOG Units

As soon as reasonably practicable following receipt of required approvals and before the consummation of the mergers, the single outstanding AGM Class B Share will be reclassified into such number of shares of a new series of New AGM Preferred Stock equivalent to the number of AOG units underlying the

AGM Class B Share to and with the same aggregate voting power that the AGM Class B Share represented immediately prior to the exchange. BRH will hold all of the shares of New AGM Preferred Stock. Each share of New AGM Preferred Stock, together with its associated AOG unit, if any, will be exchangeable for one AGM Class A Share. Upon the reclassification of the AGM Class B Share, the outstanding AGM Class C Share held by AGM Management, LLC will be exchanged into such number of AGM Class A Shares equivalent to the par value of the AGM Class C Share. Upon the occurrence of the Mandatory Exchange Date (as defined below), each share of New AGM Preferred Stock, together with its associated AOG unit, if any, will be automatically exchanged into a combination of HoldCo Shares (or shares of a wholly owned subsidiary of a newly formed holding company (such company, “NewCo” and such shares, “NewCo Shares”), as applicable) and cash, as described below.

In the event that all approvals required to permit the reclassification or exchange, as applicable, of the AGM Class B Share into the shares of the New AGM Preferred Stock are received concurrently with those required to permit the consummation of the mergers, then, immediately prior to the consummation of the mergers, in lieu of the reclassification of the AGM Class B Share into shares of the New AGM Preferred Stock, on the Mandatory Exchange Date (as defined below), (x) the single outstanding AGM Class C Share held by AGM Management, LLC will be exchanged into such number of AGM Class A Shares equivalent to the par value of the AGM Class C Share, (y) the single outstanding AGM Class B Share held by BRH will be exchanged into such number of AGM Class A Shares equivalent to the par value of the AGM Class B Share, and (z) any AOG Units beneficially owned by the direct and indirect equityholders of AP Professional Holdings, L.P. (“AP Professional”) will be exchanged for HoldCo Shares in the manner described below.

The “Mandatory Exchange Date” will be a date chosen at the discretion of AGM’s management team. However, if the mergers are consummated by June 30, 2022, the Mandatory Exchange Date will be the date on which the mergers will be consummated. If the mergers have not been consummated by June 30, 2022, the Mandatory Exchange Date will be June 30, 2022; provided that, if as of June 30, 2022 (1) the mergers have not been consummated and (2) the merger agreement has not been terminated and remains in effect, then the Mandatory Exchange Date will be the earlier of (x) the date on which the mergers are consummated and (y) the date on which the merger agreement is terminated.

On or prior to the Mandatory Exchange Date, any AOG units held by AP Professional will be:

•

distributed from AP Professional to BRH Holdings, L.P. (“BRH LP”) and the other equityholders of AP Professional pro rata in accordance with their respective interests in AP Professional in a liquidating distribution (with BRH LP further distributing the AOG units to its equityholders pro rata in accordance with their respective interests in BRH LP in a liquidating distribution); and

•	exchanged for:

•	such number of HoldCo Shares or NewCo Shares (as defined below), as applicable, on a one-for-one basis; and

•

cash equal to the product of (i) number of outstanding AOG units (other than those held by subsidiaries of AGM and AHL) multiplied by (ii) $3.66, payable over a period of four years in equal quarterly installments; provided, however, that in the event that AGM consummates this exchange immediately prior to the mergers, this amount will be payable over the period between the date on which the transactions contemplated by the merger agreement are consummated and the third anniversary of the Mandatory Exchange Date in equal quarterly installments.

The AOG Units held by AP Professional may be exchanged for HoldCo Shares or NewCo shares and cash, as described above, prior to, or along with, the exchange of the single outstanding AGM Class B Share or all outstanding shares of the New AGM Preferred Stock, as applicable.

In the event that the merger agreement has been terminated, but all approvals required to permit the reclassification of the AGM Class B Share have been received subject to the prior approval of the stockholders of AGM (which approval is not being requested at the AGM special meeting), on the Mandatory Exchange Date, a wholly owned subsidiary of NewCo will merge with and into AGM, with AGM to be the surviving company in the merger. Upon consummation of this merger, each holder of AGM capital stock will receive on a tax-free basis shares of NewCo capital stock and will no longer hold any equity interests in AGM. Such transaction would require the approval of the stockholders of AGM. However, we are not seeking such approval at the AGM special meeting.

The Amended and Restated Tax Receivable Agreement, dated as of May 6, 2013, as amended on September 5, 2019, will not be applicable for the mandatory exchange described above, but will remain in effect for any exchanges occurring prior to the Mandatory Exchange Date.

Following the closing of the mergers, it is intended that the AOG units held by subsidiaries of AHL will be distributed to HoldCo. For more information on the above transactions, see the section titled “Corporate Governance Updates” in the Prospectus.

The Mandatory Exchange will result in a step up in tax basis of certain assets that will be recovered as those assets are sold or the basis is amortized and a remeasurement of deferred taxes for inside basis differences. The estimated net deferred tax asset recorded is $7 million. This amount was generated by (1) a remeasurement of our net deferred tax liabilities for the additional interest acquired in the Apollo Operating Group as of September 30, 2021 of $256 million and (2) a step up in tax basis of $263 million. The deferred tax asset recorded following the close of the mergers may differ from the assumed pro forma financial information due to changes in units outstanding and inside basis differences that will exist upon the closing of the mergers.

The Mandatory Exchange will result in an adjustment to record $579 million due to related parties and the reclassification of the AOG units held by AP Professional and AHL from non-controlling interest to additional paid in capital.

5. Calculation of Preliminary Estimated Purchase Price

The all-stock transaction implies a total equity value of approximately $21,237 million for AHL, which is not expected to be finalized until January 2022 per the terms of the merger agreement.

The preliminary merger consideration is approximately $12,057 million, based on the closing price of AGM Class A Shares of $71.74 on November 26, 2021. The total preliminary merger consideration and total AHL equity value will fluctuate based upon changes in the price of AGM Class A Shares, the number of AHL Common Shares outstanding, the fair value of AHL Options, RSUs and warrants, and the fair value of non-controlling interest at the closing of the mergers. The preliminary merger consideration is as follows:

(in millions, except share price data and exchange ratio)
Estimated AHL Common Shares to be purchased	138	(1)
Exchange ratio	1.149
Shares of common stock to be issued in exchange	158
AGM Class A Shares closing price			$71.74	(2)

Total preliminary merger consideration to be paid at closing			$11,336
Fair value of estimated RSUs, options and warrants assumed and other equity consideration			721

Total preliminary merger consideration			$12,057
Fair value of AHL Shares previously held (55 million shares)			4,485	(3)

Total AHL equity value to be held by AGM			$16,542
Non-controlling interest			4,695

Total AHL equity value			$21,237

(1)	Based on 138 million shares of AHL common stock issued and outstanding as of September 30, 2021 (exclusive of 55 million shares previously purchased by AGM).

(2)	Based on the closing price of AGM Class A Shares on the NYSE on November 26, 2021.
(3)	Based on the closing price of AHL Shares on the NYSE on November 26, 2021.

A 10% fluctuation in the market price of AGM Class A Shares would affect the value of the preliminary merger consideration reflected in the unaudited pro forma condensed combined financial information with a corresponding change to goodwill related to the transaction, as illustrated in the table below:

Change in Stock Price	Stock Price	Estimated Merger Consideration (in millions)	Estimated Goodwill (in millions)
As presented in the pro forma condensed combined results	$71.74	$12,057	$4,028
10% increase in stock price	78.91	13,190	5,161
10% decrease in stock price	64.57	10,923	2,894

6. Preliminary Fair Value Estimate of Assets to Be Acquired and Liabilities to Be Assumed

The table below represents an initial allocation of the preliminary consideration to AHL’s tangible and intangible assets to be acquired and liabilities to be assumed based on AGM’s preliminary estimate of their respective fair values as of September 30, 2021:

(in millions)	Fair Value and Goodwill Calculation
Preliminary estimated consideration		$12,057
Fair value of previously held equity interest		4,485

Total AHL Value to be Held by AGM		16,542
Total Value to Allocate
Investments	172,986
Cash and cash equivalents	7,753
Restricted cash	757
Investment in related parties	28,659
Accrued investment income	1,016
Reinsurance recoverable	4,575
Deferred acquisition costs, deferred sales inducements, and value of business acquired	2,766
Assets of consolidated variable interest entities	3,200
Other assets	2,602

Estimated fair value of total assets acquired (excluding goodwill)	224,314

Interest sensitive contract liabilities	155,258
Future policy benefits	41,979
Other policy claims and benefits	130
Dividends payable to policyholders	103
Long-term debt	2,830
Derivative liabilities	303
Payables for collateral on derivatives and securities to repurchase	4,129
Funds withheld liability	437
Liabilities of consolidated variable interest entities	321
Other liabilities	1,615

Estimated fair value of total liabilities assumed	207,105

Non-controlling interest	4,695

Estimated fair value of net assets acquired, excluding goodwill		12,514

Goodwill attributable to AHL		$4,028

Upon closing of the mergers and the completion of a formal valuation study, the estimated fair value of the assets and liabilities will be updated, including the estimated fair value and useful lives of the identifiable intangible assets and allocation of the excess purchase price to goodwill. The calculation of goodwill, non-controlling interests, and other identified intangible assets could be materially impacted by changing fair value measurements.

7. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Condition

Explanations of the adjustments to the unaudited pro forma condensed combined statement of financial condition are as follows:

(A)

To reflect the estimated fair value of acquired investments that were previously not carried at fair value, adjustments to credit loss allowances, and adjustments to investment funds that were previously reported on a lag.

(B)	Represents the removal of unamortized historical deferred policy acquisition costs (DAC), deferred sales inducements (DSI) and VOBA, and the establishment of VOBA based on the preliminary fair value.

(C)	Adjustments to other assets include the following:

1.	Deferred tax assets of $951 million related to adjustments less the historical deferred tax liabilities of $908 million, for a net deferred tax asset of $43 million.

2.

Preliminary amount assigned to new intangible assets of $1,230 million which includes VODA, trade name, and state insurance licenses, offset by the removal of related historical intangible assets of $34 million, and other assets.

(C)

Represents the adjustment to estimated fair value of reserves of $7,295 million, offset by the removal of historically established negative VOBA, unearned revenue reserve, and deferred reinsurance gains of $1,924 million.

(D)	Represents the adjustment to estimated fair value of long-term debt.

(E)

Represents the adjustment to record a $657 million reclassification of historical deferred tax liabilities to a deferred tax asset, partially offset by $15 million accrual for AHL transaction costs and adjustments to other liabilities.

(F)	Represents the adjustment to fair value for non-controlling interests.

(G)	Represents the following:

1.	Removal of historical equity and the establishment of the purchase price consideration; and

2.

Reduction of retained earnings to reflect $161 million in new allowances for expected credit losses, $29 million accrued as of the balance sheet date for transaction expenses, and increase to retained earnings of $247 million related to addition of AGM’s historical outside basis in AHL.

(C)	Represents the elimination of AGM’s investment in AHL of $3,357 million and AHL’s investment in HoldCo Shares of $1,796 million.

(D)	Represents the elimination of management fees receivable and management fees payable balances of $53 million.

(E)

Reflects the reclassification of AGM preferred stock and AHL preferred shares of $554 million and $2,569 million, respectively, to non-controlling interests as the preferred shares of stockholders and shareholders’ interests remain outstanding at each of AGM and AHL, respectively.

(F)

Represents an adjustment to deferred tax for AHL’s investment in the Apollo Operating Group. The adjustment to the deferred tax is due to changes in the valuation of the investment in the unaudited pro forma condensed combined statement of financial condition.

(G)

Consolidation of additional investment funds managed by subsidiaries of AGM, and related eliminations, due to AGM and AHL’s combined interests in those funds and the reclassification of assets and liabilities related to historically consolidated variable interest entities into assets and liabilities of consolidated variable interest entities. The total assets and liabilities of additional consolidated variable interest entities of AHL were $217 million and $1 million, respectively.

(H)

Represents the deferred tax remeasurement for AHL’s interest in the Apollo Operating Group upon the mergers. The deferred tax recorded may differ from pro forma results due to changes in AHL’s outside basis difference in AOG and the Apollo Operating Group’s inside basis differences that will exist upon closing of the mergers.

(I)

To reflect goodwill representing the excess of the preliminary merger consideration and fair value of AGM’s previously held equity interest in AHL over the preliminary fair value of assets acquired and liabilities assumed. Goodwill is not expected to be deductible for U.S. federal income tax purposes.

8. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Explanations of the adjustments to the unaudited pro forma condensed combined statements of operations are as follows:

(A)

Represents primarily the adjustment to record the GAAP elimination, in the consolidation of the AGM and AHL statements of operations, of $405 million and $451 million of management fees revenue, which AGM currently receives pursuant to existing agreements for providing a full-suite of services to AHL, and $4 million and $15 million of incentive fee revenue, for the nine months ended September 30, 2021 and year ended December 31, 2020, respectively. After completion of the mergers and the corporate governance updates, it is anticipated that these contracts and the related fee terms will remain in place and HoldCo’s management team will continue to consider the related impacts when evaluating the performance of each line of business. Accordingly, it is anticipated that after the completion of the mergers, and the corporate governance updates, HoldCo’s businesses and non-GAAP financial measures will reflect the management fees under these contracts.

(B)	Represents the following:

1.

Elimination, in the consolidation of the AGM and AHL statements of operations, of management fees expense and incentive fees of $409 million and $466 million for the nine months ended September 30, 2021 and year ended December 31, 2020, respectively—refer to (A) above; and

2.

Elimination, in the consolidation of the AGM and AHL statements of operations, of investment gains related to AHL’s investment in AOG units of $460 million and $225 million for the nine months ended September 30, 2021 and year ended December 31, 2020, respectively.

(C)	Represents the elimination of mark-to-market (gains) losses related to AGM’s investment in AHL.

(D)

Reflects income tax expense, at the U.S. federal statutory income tax rate of 21%, on AHL’s income before income taxes, including pro forma adjustments relating to the mergers, in accordance with Article 11. The effective tax rate on AHL’s income before income taxes in the period presented was, and following the close of the mergers may be, lower than the U.S. federal statutory income tax rate.

(E)	Represents the following:

1.

Reclassification of $1,761 million and $192 million of income attributable to AOG unitholders following the exchange of the AOG units to AGM Class A Shares at the Mandatory Exchange Date for the nine months ended September 30, 2021 and year ended December 31, 2020, respectively; and

2.

$233 million and $78 million income attributable to non-controlling interests due to the consolidation of additional investment funds managed by subsidiaries of AGM due to AGM and AHL’s combined interests in those funds for the nine months ended September 30, 2021 and year ended December 31, 2020, respectively.

(C)

Represents the adjustment primarily for less accretion of discounts on available-for-sale (AFS) securities and mortgage loans, resulting from adjustment to book value of AFS securities and fair value for mortgage loans.

(D)	Represents the credit loss allowance adjustments subsequent to purchase accounting.

(E)

Represents the revised amortization on the adjustment of the reserves to fair value, offset by the removal of historical amortization of negative VOBA, unearned revenue reserves, and deferred reinsurance gains.

(F)

Represents the removal of historical DAC, DSI, and VOBA amortization, offset by the amortization related to the newly established VOBA assets. The rate of DAC, DSI and VOBA amortization is correlated to the profitability of the Retirement Services businesses, and the amortization rate in the nine months ended September 30, 2021 was higher than the rate for the year ended December 31, 2020, due to higher profitability in the 2021 period, which was primarily driven by very strong alternative investment performance. Subsequent to the mergers, the expected amortization expense relating to the preliminary fair value of AHL’s VOBA asset is reflected in the table below:

	Estimated fair value (in millions)	Estimated average useful life (in years)	Amortization Expense (in millions)
			For the nine months ended September 30, 2021	For the year ended December 31, 2020
VOBA Asset	$2,766	11	189	$251

(G)	Represents the following:

1.	Adjustment on the debt amortization to reflect the premium established at acquisition, offset by removal of the historical accretion of discounts;

2.	Additional compensation cost of $21 million due to the issuance of replacement stock-based awards for the year ended December 31, 2020; and

3.

Amortization of newly established intangible assets. Subsequent to the mergers, the expected amortization expense relating to the preliminary fair value of the acquired intangible assets (excluding goodwill and VOBA) is reflected in the table below:

	Estimated fair value (in millions)	Estimated average useful life (in years)	Amortization Expense (in millions)
			For the nine months ended September 30, 2021	For the year ended December 31, 2020
VODA	$1,003	14	$54	$72
Trade Name	201	20	8	10
State Insurance Licenses	26	Indefinite	—	—

Total	$1,230		$62	$82

(D)

Reflects the impact of the estimated non-recurring transaction costs of $42 million and $15 million for AGM and AHL, respectively, for the year ended December 31, 2020. Transaction costs are expensed as incurred.

(E)	Reflects the impacts of pro-forma income adjustments on non-controlling interest.

(F)

Consolidation of additional investment funds managed by subsidiaries of AGM, and related eliminations, due to AGM and AHL’s combined interests in those funds and the reclassification of revenue and expenses related to historically consolidated variable interest entities into net gains from investment activities of consolidated variable interest entities. The consolidation of additional AGM-sponsored investment funds by AHL resulted in $27 million of net gains from investment activities of consolidated variable interest entities for the nine months ended September 30, 2021 and $28 million of net gains from investment activities of consolidated variable interest entities for the year ended December 31, 2020.

(G)	Adjustments to recalculate the Pro Forma Earnings Per Share:

(in millions, except per share data)	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Net Income attributable to AGM common stockholders	$3,963	$1,692
Dividends declared on common stock	(377)	(531)
Dividends on participating securities	(13)	(19)
Earnings allocable to participating securities	(83)	(24)

Undistributed income attributable to common stockholders: Basic	$3,490	$1,118
Common stock outstanding: Basic and Diluted:
Shares of common stock exchanged for AGM Class A Common Stock outstanding	244.3	227.5
Shares of common stock issued as part of AOG Conversion(1)	158.3	174.9
Shares of common stock issued as part of preliminary merger consideration(2)	166.3	166.3
Shares of common stock issued as part of Compensation Reset	16.1	16.1

Total shares of common stock outstanding: Basic and Diluted	585.0	584.8
Net Income per share of common stock: Basic and Diluted
Distributed Income	$0.64	$0.91
Undistributed Income	5.97	1.91

Net Income per share of common stock: Basic and Diluted	$6.61	$2.82

(1)

Represents AOG Units held by AP Professional Holdings, L.P. that will be exchanged for shares of common stock as part of the Conversion of AOG Units and does not include the 29 million AOG Units owned by AHL. Refer to Footnote 4 for further details regarding the conversion of AOG Units.

(2)

Represents primarily 158 million shares of common stock issued in exchange for AHL Common Shares as part of the mergers (exclusive of 55 million shares previously purchased by AGM) and 8 million additional shares of common stock issued as other equity consideration. Refer to Footnote 5 for further details regarding the calculation of preliminary estimated purchase price consideration.

9. Compensation Reset

These adjustments reflect the amortization expense related to the vesting of the new compensation arrangements and incentive programs. See Item 5.02 to this Current Report on Form 8-K.

SUMMARY UNAUDITED COMBINED NON-GAAP ADJUSTED OPERATING EARNINGS

AGM, which is an asset management business, currently has three business and reporting segments: credit, private equity and real assets. AHL’s business currently has one reportable segment, retirement services, and one non-reportable segment, corporate and other. After the completion of the mergers and the AGM corporate governance updates, HoldCo is expected to manage its business through three business and reporting segments: asset management, retirement services and principal investment.

Additionally, AGM and AHL currently present non-GAAP financial measures, some of which are presented below. The management team of AGM has not yet decided whether it will make any updates to these non-GAAP financial measures and references to any non-GAAP financial measure in this exhibit are not necessarily indicative of the non-GAAP measures that will be presented by HoldCo after the completion of the mergers and the AGM corporate governance updates.

AGM currently receives compensation from AHL pursuant to existing agreements for providing a full-suite of services to AHL’s retirement services businesses. These services include, but are not limited to, direct investment management, asset allocation, mergers and acquisition asset diligence, and various operational support services (such as investment compliance, tax, legal, and risk management support). After the completion of the mergers and the AGM corporate governance updates, it is anticipated that these contracts and the related fee terms will remain in place and HoldCo’s management team will continue to consider the related impacts when evaluating the performance of each line of business. Accordingly, it is anticipated that after the completion of the mergers and the AGM corporate governance updates, HoldCo’s businesses and non-GAAP performance measures will reflect the management fees under these contracts.

Definitions

“Fee Related Earnings,” or “FRE,” and “Distributable Earnings,” or “DE,” are non-GAAP key performance measures used by AGM’s management in evaluating the performance of AGM’s credit, private equity and real assets segments. These measures should not be construed as an alternative to net income /(loss) attributable to Apollo Global Management, Inc. Class A Common stockholders as an indicator of operating performance. AGM’s management also believes the components of these measures, such as the amount of management fees, advisory and transaction fees and net realized performance fees are indicative of AGM’s performance. These measures have important limitations as analytical tools in that they do not take into account certain items included under U.S. Generally Accepted Accounting Principles (“GAAP”), and you should not consider them in isolation or as substitutes for analysis of AGM’s results as reported under GAAP. Because of these limitations, AGM relies primarily on its GAAP results and uses FRE and DE only supplementally. For a reconciliation of FRE and DE to net income /(loss) attributable to Apollo Global Management, Inc. Class A Common stockholders, their most directly comparable financial measure calculated and presented in accordance with GAAP, see the section of this exhibit titled “Reconciliation of Financial Measures–AGM” beginning below.

“Segment DE”—Segment DE is the sum of (i) total management fees and advisory and transaction fees, (ii) other income(loss), net (iii) realized performance fees, excluding realizations received in the form of shares and (iv) realized investment income, net which includes dividends from our permanent capital vehicles, net of amounts to be distributed to certain employees as part of a dividend compensation program, less (x) compensation expense, excluding the expense related to equity-based awards, (y) realized profit sharing expense, and (z) non-compensation expenses. Segment DE represents the amount of AGM’s net realized earnings, excluding the effects of the consolidation of any of the related funds and special purpose acquisition companies, taxes and related payables, transaction-related charges and any acquisitions.

Transaction-related charges include equity-based compensation charges, the amortization of intangible assets, contingent consideration and certain other charges associated with acquisitions, and restructuring charges. In addition, Segment DE excludes non-cash revenue and expense related to equity awards granted by unconsolidated related parties to employees of AGM, compensation and administrative related expense reimbursements, as well as the assets, liabilities and operating results of the funds and variable interest entities (“VIEs”) that are included in AGM’s consolidated financial statements.

“Distributable Earnings” or “DE”–represents Segment DE less estimated current corporate, local and non-U.S. taxes as well as the current payable under AGM’s tax receivable agreement. DE is net of preferred dividends, if any, to the holders of AGM’s Series A preferred shares and Series B preferred shares. DE excludes the impact of the remeasurement of deferred tax assets and liabilities which arises from changes in estimated future tax rates. The economic assumptions and methodologies that impact the implied income tax provision are similar to those methodologies and certain assumptions used in calculating the income tax provision for AGM’s consolidated statements of operations under GAAP. Specifically, certain deductions considered in the income tax provision under GAAP, such as the deduction for transaction related charges and equity-based compensation, are taken into account for purposes of the implied tax provision. AGM’s management believes that excluding the remeasurement of the tax receivable agreement and deferred taxes from Segment DE and DE, respectively, is meaningful as it increases comparability between periods. Remeasurement of the tax receivable agreement and deferred taxes are estimates that may change due to changes in interpretations of tax law.

“Fee Related Earnings” or “FRE”–Fee Related Earnings or “FRE” is derived from AGM’s segment reported results and refers to a component of DE that is used as a supplemental performance measure to assess whether revenues that AGM’s management believes are generally more stable and predictable in nature, primarily consisting of management fees, are sufficient to cover associated operating expenses and generate profits. FRE is the sum across all segments of (i) management fees, (ii) advisory and transaction fees, (iii) performance fees related to business development companies, Redding Ridge Holdings and MidCap FinCo Designated Activity Company (“MidCap”) and (iv) other income (loss), net, less (x) salary, bonus and benefits, excluding equity-based compensation (y) other associated operating expenses and (z) non-controlling interests in the management companies of certain funds that are managed by subsidiaries of AGM.

“Adjusted operating income (loss) available to common shareholders”–Adjusted operating income (loss) available to common shareholders is a non-GAAP measure used to evaluate our financial performance excluding market volatility and expenses related to integration, restructuring, stock compensation and other expenses. Our adjusted operating income (loss) available to common shareholders equals net income (loss) available to AHL common shareholders adjusted to eliminate the impact of the following (collectively, the non-operating adjustments:

•

Investment Gains (Losses), Net of Offsets–Consists of the realized gains and losses on the sale of AFS securities, the change in fair value of reinsurance assets, unrealized gains and losses, changes in the credit loss allowance, and other investment gains and losses. Unrealized allowances and other investment gains and losses are comprised of the fair value adjustments of trading securities (other than CLOs) and investments held under the fair value option, derivative gains and losses not hedging FIA index credits, and the change in credit loss allowances recognized in operations net of the change in AmerUs Closed Block fair value reserve related to the corresponding change in fair value of investments and the change in unit-linked reserves related to the corresponding trading securities. Investment gains and losses are net of offsets related to DAC, DSI, and VOBA amortization and changes to guaranteed lifetime withdrawal benefit (GLWB) and guaranteed minimum death benefit (GMDB) reserves (together, GLWB and GMDB reserves represent rider reserves) as well as the MVAs associated with surrenders or terminations of contracts.

•

Change in Fair Values of Derivatives and Embedded Derivatives–FIAs, Net of Offsets–Consists of impacts related to the fair value accounting for derivatives hedging the FIA index credits and the related embedded derivative liability fluctuations from period to period. The index reserve is measured at fair value for the current period and all periods beyond the current policyholder index term. However, the FIA hedging derivatives are purchased to hedge only the current index period. Upon policyholder renewal at the end of the period, new FIA hedging derivatives are purchased to align with the new term. The difference in duration between the FIA hedging derivatives and the index credit reserves creates a timing difference in earnings. This timing difference of the FIA hedging derivatives and index credit reserves is included as a non-operating adjustment, net of offsets related to DAC, DSI, and VOBA amortization and changes to rider reserves. We primarily hedge with options that align with the index terms of our FIA products (typically 1–2 years). On an economic basis, we believe this is suitable because policyholder accounts are credited with index performance at the end of each index term. However, because the term of an embedded derivative in an FIA contract is longer-dated, there is a duration mismatch which may lead to mismatches for accounting purposes.

•

Integration, Restructuring, and Other Non-operating Expenses–Consists of restructuring and integration expenses related to acquisitions and block reinsurance costs as well as certain other expenses, which are not predictable or related to our underlying profitability drivers.

•

Stock Compensation Expense–Consists of stock compensation expenses associated with our share incentive plans, excluding our long-term incentive plan, which are not related to our underlying profitability drivers and fluctuate from time to time due to the structure of our plans.

•

Income Tax (Expense) Benefit–Non-operating–Consists of the income tax effect of non-operating adjustments and is computed by applying the appropriate jurisdiction’s tax rate to the non-operating adjustments that are subject to income tax.

Summary of unaudited combined non-GAAP pre-adjusted operating earnings and adjusted operating earnings

The following is a summary of the unaudited combined non-GAAP pre-adjusted operating earnings and adjusted operating earnings after giving effect to the mergers and the AGM corporate governance updates as if they had occurred on January 1, 2020. For more information about the unaudited combined non-GAAP adjusted operating earnings, including the adjustments and their limitations, refer to the section of this exhibit titled “Unaudited Combined Non-GAAP Adjusted Operating Earnings” below.

	For the year ended December 31, 2020
(in millions)	Non-GAAP Pre-Adjusted Operating Earnings	Transaction Merger Adjustments (k)	Non-GAAP Adjusted Operating Earnings
Asset Management
Fee Related Earnings (a) (b)	$1,041	$—	$1,041
Net Realized Performance Fees (a) (c)	91	—	91
Balance Sheet & Investment Earnings (a) (d)	(113)	—	(113)

Segment Distributable Earnings (a) (e)	$1,019	$—	$1,019
Retirement Services
Pre-Tax adjusted operating income (f)	$1,336	$56	$1,392
Total Pre-Tax Adjusted Operating Earnings (a) (g)	$2,355	$56	$2,411
Preferred Dividends	(132)	—	(132)
Taxes and related payables (a) (h)	(253)	(183)	(436)

Total After-Tax Adjusted Operating Earnings (a) (i)	$1,970	$(127)	$1,843

Adjusted Operating Earnings Shares (j)			599.8

One factor that drives the Transaction Merger Adjustments is the elimination of existing DAC, DSI, and VOBA amortization expense, offset by the addition of amortization expense related to the newly established VOBA assets. The rate of existing DAC, DSI and VOBA amortization is correlated to the profitability of the Retirement Services business. The higher profitability in the nine months ended September 30, 2021 was primarily driven by very strong alternative investment performance, which was above AHL’s long-term return expectations for this asset class. Accordingly, the DAC, DSI and VOBA amortization rate in the nine months ended September 30, 2021 was higher than the rate for the year ended December 31, 2020, driving a higher Transaction Merger Adjustment for the nine months ended September 30, 2021.

	For the nine months ended September 30, 2021
(in millions)	Non-GAAP Pre-Adjusted Operating Earnings	Transaction Merger Adjustments (K)	Non-GAAP Adjusted Operating Earnings
Asset Management
Fee Related Earnings (a) (b)	$888	$—	$888
Net Realized Performance Fees (a) (c)	583	—	583
Balance Sheet & Investment Earnings (a) (d)	284	—	284

Segment Distributable Earnings (a) (e)	$1,755	$—	$1,755
Retirement Services
Pre-Tax adjusted operating income (f)	$2,136	$180	$2,316
Total Pre-Tax Adjusted Operating Earnings (a) (g)	$3,891	$180	$4,071
Preferred Dividends	(133)	—	(133)
Taxes and related payables (a) (h)	(285)	(554)	(839)

Total After-Tax Adjusted Operating Earnings (a) (i)	$3,473	$(374)	$3,099

Adjusted Operating Earnings Shares (j)			600.0

(a)“Fee Related Earnings,” or “FRE,” and “Distributable Earnings,” or “DE,” are non-GAAP key performance measures used by AGM’s management in evaluating the performance of AGM’s credit, private equity and real assets segments. These measures should not be construed as an alternative to net income /(loss) attributable to Apollo Global Management, Inc. Class A Common stockholders as an indicator of operating performance. AGM’s management also believes the components of these measures, such as the amount of management fees, advisory and transaction fees and net realized performance fees are indicative of AGM’s performance. These measures have important limitations as analytical tools in that they do not take into account certain items included under U.S. Generally Accepted Accounting Principles (“GAAP”), and you should not consider them in isolation or as substitutes for analysis of AGM’s results as reported under GAAP. Because of these limitations, AGM relies primarily on its GAAP results and uses FRE and DE only supplementally, refer to the section “Reconciliation of Financial Measures—Summary Unaudited Combined Non-GAAP Adjusted Operating Earnings” above.

(b) For the definition of FRE, see above. Historical non-GAAP FRE of $888 million and $1,041 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, is presented in the section of this exhibit titled “Reconciliation of Financial Measures—AGM” below. See the section of this exhibit titled “Reconciliation of Financial Measures —Unaudited Combined Non-GAAP Adjusted Operating Earnings” below for a description of transaction merger adjustments.

(c) Net Realized Performance Fees refers to realized performance fees of $1,184 million and $281 million net of realized profit sharing expense of $600 million and $190 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, and is presented in the section of this exhibit titled “Reconciliation of Financial Measures—AGM” below. Realized performance fees refer to interests granted to subsidiaries of AGM by a fund managed by subsidiaries of AGM that entitle such subsidiaries to receive allocations, distributions or fees which are based on the performance of such fund or its underlying investments. Realized profit sharing expense primarily consist of a portion of realized performance fees earned from certain funds that are allocated to employees and former employees. There are no adjustments to Net Realized Performance Fees as a result of the Transaction.

(d) Balance Sheet and Investment Earnings represents realized principal investment income, net of $388 million and $23 million, respectively, and net interest loss and other of $105 million and $136 million for the nine months ended September 30, 2021 and for the year ended December 31, 2020, respectively, as presented in the section of this exhibit titled “Reconciliation of Financial Measures–AGM” below. There are no adjustments to Balance Sheet and Investment Earnings as a result of the Transaction.

(e) For the definition of Segment Distributable Earnings, see above.

(f) Pre-tax adjusted operating income equals Adjusted operating income available to common shareholders excluding AOG units, preferred stock dividends and income tax expense–operating.

(g) Total Pre-tax Adjusted Operating Earnings refers to the sum of asset management Segment Distributable Earnings and retirement services pre-tax adjusted operating income, including transaction merger adjustments. See the section of this exhibit titled “Reconciliation of Financial Measures–Unaudited Combined Non-GAAP Adjusted Operating Earnings” below for a description of the transaction merger adjustments.

(h) Taxes and related payables on asset management earnings reflect current corporate, local and non-US taxes as well as the current payable under AGM’s tax receivable agreement which excludes the impacts of the remeasurement of deferred tax assets and liabilities which arises from changes in estimated future tax rates. Certain deductions such as the deduction for transaction related charges and equity-based compensation are taken into account for purposes of the non-GAAP adjusted taxes and related payables. Taxes on retirement services operating income reflects the total current and deferred tax expense or benefit on income before taxes adjusted to eliminate the impact of the tax expense or benefit associated with the non-operating adjustments. Actual effective tax rate on pre-tax earnings may differ following the close of the mergers.

(i) Total After-Tax Adjusted Operating Earnings refers to Total Pre-tax adjusted operating earnings less taxes and related payables as defined in footnote (h) above less preferred dividends to the AGM Series A and Series B preferred stockholders less AHL Preferred Stock Dividends. See the section of this exhibit titled “Reconciliation of Financial Measures–Unaudited Combined Non-GAAP Adjusted Operating Earnings” below for a description of the transaction merger adjustments

(j) Adjusted Operating earnings shares consists of (1) 585 million and 585 million of HoldCo Shares outstanding as of September 30, 2021 and December 31, 2020, respectively, after giving effect to the mergers and the AGM corporate governance updates as if they had occurred on January 1, 2020, (2) RSUs, RSAs, options and other equity consideration adjustments and (3) 20 million shares related to the Compensation Reset programs. For this share calculation of Total Adjusted Operating Earnings Shares outstanding, see the section of this exhibit titled “Reconciliation of Financial Measures—Unaudited Adjusted Operating Earnings Shares” below.

(k) These transaction merger adjustments are derived from the unaudited pro forma combined financial information, giving effect to the mergers and the corporate governance updates as if they had occurred on January 1, 2020. Additionally, these transaction merger adjustments to non-GAAP earnings have important limitations in that they do not take into account certain items included under GAAP, and you should not consider them in isolation or as substitutes for analysis as reported under GAAP and the combined Non-GAAP Adjusted Earnings measure should be used only supplementally. For (a) a reconciliation of Net income (loss) attributable to AGM Class A Common Stockholders to Segment Distributable Earnings, including transaction merger adjustments, (b) a reconciliation of Net income (loss) available to AHL common shareholders to Pre-tax adjusted operating income, including transaction merger adjustments and (c) a reconciliation of Total after-tax adjusted operating earnings to the prior measures, see the section of this exhibit titled “Reconciliation of Financial Measures—Unaudited Combined Non-GAAP Adjusted Operating Earnings” below.

RECONCILIATION OF FINANCIAL MEASURES

AGM

The table below sets forth a reconciliation of net income attributable to AGM Class A common stockholders to AGM’s historical non-GAAP performance measures for the nine months ended September 30, 2021 and for the year ended December 31, 2020.

($ in millions, except where noted)	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Net Income attributable to AGM Class A Common Stockholders	$1,568	$119
Preferred dividends	27	37
Net Income attributable to Non-Controlling interest in consolidated entities	300	118
Net Income attributable to Non-Controlling Interests in the Apollo Operating Group	1,760	192

Net Income	$3,655	$466
Income tax provision	499	87

Income Before Income Tax Provision	$4,154	$553
Transaction related charges(1)	65	39
Charges associated with corporate conversion(2)	—	4
(Gains) losses from remeasurement of tax receivable agreement liability	(2)	(12)
Net (income) attributable to Non-Controlling Interest in consolidated entities	(299)	(118)
Unrealized performance fees	(1,411)	(35)
Unrealized profit sharing expense	646	33
Equity-based profit sharing expense and other(3)	94	129
Equity-based compensation	55	68
Unrealized principal investment (income) loss	(154)	(62)
Unrealized net (gains) losses from investment activities and other	(1,393)	420

Segment Distributable Earnings	$1,755	$1,019
Taxes and related payables	(180)	(89)
Preferred dividends	(27)	(37)

Distributable Earnings	$1,548	$893
Preferred dividends	27	37
Taxes and related payables	180	89
Realized performance fees	(1,184)	(281)
Realized profit sharing expense	600	190
Realized principal investments income, net	(388)	(23)
Net interest loss and other	105	136

Fee Related Earnings	$888	$1,041

(1)

Transaction-related charges include contingent consideration, equity-based compensation charges and the amortization of intangible assets and certain other charges associated with acquisitions and restructuring charges.

(2)	Represents expenses incurred in relation to AGM’s conversion to a C-corporation.

(3)

Equity-based profit sharing expense and other includes certain profit sharing arrangements in which a portion of performance fees distributed to the general partner are allocated by issuance of equity-based awards, rather than cash, to employees of AGM. Equity-based profit sharing expense and other also includes non-cash expenses related to equity awards in unconsolidated related parties granted to employees of AGM.

AHL

The table below sets forth a reconciliation of net income available to Athene Holding Ltd. common shareholders to AHL’s historical non-GAAP performance measures for the nine months ended September 30, 2021 and for the year ended December 31, 2020.

($ in millions)	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Net income available to AHL common shareholders	$2,658	$1,446
Non-operating adjustments:(a)
Investment gains (losses), net of offsets	(86)	508
Change in fair values of derivatives and embedded derivatives–FIAs, net of offsets	490	(235)
Integration, restructuring and other non-operating expenses	(64)	(10)
Stock compensation expense	(2)	(11)
Income tax (expense) benefit --non-operating	31	(48)
Less: Total non-operating adjustments	369	204

Adjusted operating income available to common shareholders(a)(c)	$2,289	$1,242

Change in fair value of AOG units, net of tax	(364)	(165)

Adjusted operating income available to common shareholders excluding AOG units(b)(c)	1,925	1,077

Income tax expense–operating	105	164
Preferred stock dividends	106	95

Pre-tax adjusted operating income(a)(c)(d)	$2,136	$1,336

(a) Adjusted operating income available to common shareholders equals net income available to AHL common shareholders adjusted to eliminate the impact of the following non-operating adjustments:

•

Investment Gains (Losses), Net of Offsets–Consists of the realized gains and losses on the sale of AFS securities, the change in fair value of reinsurance assets, unrealized gains and losses, changes in the credit loss allowance, and other investment gains and losses. Unrealized allowances and other investment gains and losses are comprised of the fair value adjustments of trading securities (other than CLOs) and investments held under the fair value option, derivative gains and losses not hedging FIA index credits, and the change in credit loss allowances recognized in operations net of the change in AmerUs Closed Block fair value reserve related to the corresponding change in fair value of investments and the change in unit-linked reserves related to the corresponding trading securities. Investment gains and losses are net of offsets related to DAC, DSI, and VOBA amortization and changes to guaranteed lifetime withdrawal benefit (GLWB) and guaranteed minimum death benefit (GMDB) reserves (together, GLWB and GMDB reserves represent rider reserves) as well as the MVAs associated with surrenders or terminations of contracts.

•	Change in Fair Values of Derivatives and Embedded Derivatives–FIAs, Net of Offsets–Consists of impacts related to the fair value accounting for derivatives hedging the FIA index credits and the related embedded derivative liability fluctuations from period to period. The index reserve is measured at fair value for the current period and all periods beyond the current policyholder index term. However, the FIA hedging derivatives are purchased to hedge only the current index period. Upon policyholder renewal at the end of the period, new FIA hedging derivatives are purchased to align with the new term. The difference in duration between the FIA hedging derivatives and the index credit reserves creates a timing difference in earnings. This timing difference of the FIA hedging derivatives and index credit reserves is included as a non-operating adjustment, net of offsets related to DAC, DSI, and VOBA amortization and changes to rider reserves. We primarily hedge with options that align with the index terms of our FIA products (typically 1–2 years). On an economic basis, we believe this is suitable because policyholder accounts are credited with index performance at the end of each index term. However, because the term of an embedded derivative in an FIA contract is longer-dated, there is a duration mismatch which may lead to mismatches for accounting purposes.

•

Integration, Restructuring, and Other Non-operating Expenses–Consists of restructuring and integration expenses related to acquisitions and block reinsurance costs as well as certain other expenses, which are not predictable or related to our underlying profitability drivers.

•

Stock Compensation Expense–Consists of stock compensation expenses associated with our share incentive plans, excluding our long-term incentive plan, which are not related to our underlying profitability drivers and fluctuate from time to time due to the structure of our plans.

•

Income Tax (Expense) Benefit–Non-operating–Consists of the income tax effect of non-operating adjustments and is computed by applying the appropriate jurisdiction’s tax rate to the non-operating adjustments that are subject to income tax.

(b) Adjusted operating income available to common shareholders, excluding AOG units, equals (a) Adjusted operating income available to common shareholders less (b) the change in fair value of AHL’s AOG units, net of tax.

(c) Adjusted operating income available to common shareholders excluding AOG units, Adjusted operating income available to common shareholders and Pre-tax adjusted operating income are non-GAAP key performance measures used by AHL’s management in evaluating the performance of AHL. These measures should not be construed as an alternative to net income available to AHL common shareholders as an indicator of operating performance. These non-GAAP measures are intended to remove from the results of operations the impact of market volatility (other than with respect to alternative investments) as well as integration, restructuring and certain other expenses which are not part of AHL’s underlying profitability drivers, as such items fluctuate from period to period in a manner inconsistent with these drivers. These measures have important limitations as analytical tools in that they do not take into account certain items included under GAAP, and you should not consider them in isolation or as substitutes for analysis of AHL’s results as reported under GAAP. Because of these limitations, AHL relies primarily on its GAAP results and uses Adjusted operating income available to common shareholders excluding AOG units, Adjusted operating income available to common shareholders and Pre-tax adjusted operating income only supplementally.

(d) Pre-tax Adjusted operating income equals Adjusted operating income available to common shareholders, excluding AOG units net of tax, less preferred stock dividends and income tax expense–operating.

Unaudited Combined Non-GAAP Adjusted Operating Earnings

The table below sets forth (a) a reconciliation of Net income (loss) attributable to AGM Class A common stockholders to Segment Distributable Earnings, including transaction merger adjustments (b) a reconciliation of Net income (loss) available to AHL common shareholders to Pre-tax adjusted operating income, including transaction merger adjustments and (c) a reconciliation of Total after-tax adjusted operating earnings to the prior measures.

(in millions)	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Asset Management
Net Income Attributable to AGM Class A Common Stockholders	$1,568	$119
Preferred dividends	27	37
Net income attributable to Non-Controlling Interests	2,060	310

GAAP Net Income	$3,655	$466
Income tax provision	499	87

GAAP Income Before Income Tax Provision (Benefit)	$4,154	$553
Pro Forma Adjustments (A)	(1,693)	(103)

Pro Forma GAAP Income Before Income Tax Provision (B)	$2,461	$450
Transaction related charges (C)	65	81
Charges associated with corporate conversion	—	4
(Gains) losses from remeasurement of tax receivable agreement liability	(2)	(12)
Net (income) loss attributable to Non-Controlling Interests in consolidated entities (D)	(505)	(168)
Unrealized performance fees	(1,411)	(35)
Unrealized profit sharing expense	646	33
Equity-based profit sharing expense and other (E)	94	129
Equity-based compensation	131	170
Unrealized principal investment (income) loss	(154)	(62)
Management fee (F)	409	466
Unrealized net (gains) losses from investment activities and other (G)	21	(37)

Segment Distributable Earnings, including transaction merger adjustments (H)	$1,755	$1,019

Retirement Services	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Net income available to Athene Holding Ltd. common shareholders	$2,658	$1,446
Preferred stock dividends	106	95
Net income (loss) attributable to non-controlling interests	(111)	380

GAAP Net Income	$2,653	$1,921
Income tax expense	196	285

GAAP Income before income taxes	$2,849	$2,206
Pro Forma Adjustments (I)	340	351

Pro Forma GAAP Income Before Income Tax Provision (B)	$3,189	$2,557
Management fees (F)	(409)	(466)
Stock compensation expense (Q)	2	11
Net (income) loss attributable to Non-Controlling Interests in consolidated entities (R)	119	(495)
Integration, restructuring and other non-operating expenses (S)	62	23
Changes in fair values of derivatives and embedded derivatives—FIAs, net of offsets and non-controlling interests (T)	(705)	313
Investment (gains) losses, net of offsets (U)	58	(551)

Pre-Tax adjusted operating income, including transaction merger adjustments	$2,316	$1,392

Total Pre-Tax Adjusted Operating Earnings (H) (V)	$4,071	$2,411
Preferred dividends	(133)	(132)
Taxes and related payables (W)	(839)	(436)

Total After-Tax Adjusted Operating Earnings (H) (X)	$3,099	$1,843

(A)	Represents the following Pro Forma GAAP adjustments for asset management.

(1)

Represents the adjustment to record the GAAP elimination, in the consolidation of the AGM and AHL statements of operations, $405 million and $451 million of management fee revenue for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, which AGM currently receives pursuant to existing agreements for providing a full-suite of services to AHL, and $4 million and $15 million of incentive fee revenue for the nine months ended September 30, 2021 and the year ended December 31, 2020,respectively. After completion of the mergers and the corporate governance updates, it is anticipated that these contracts and the related fee terms will remain in place and HoldCo’s management team will continue to consider the related impacts when evaluating the performance of each line of business. Accordingly, it is anticipated that after the completion of the mergers, and the AGM corporate governance updates, HoldCo’s business and non-GAAP performance measures will reflect the management fees under these contracts.

(2)

Elimination of $(1,414) million and $457 million mark-to-market (gains) losses related to AGM’s investment in AHL for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

(3)	Reflects the impact of estimated non-recurring transaction costs of $42 million for AGM which are currently expensed as incurred for the year ended December 31, 2020.

(4)

Represents the consolidation of additional investment funds managed by subsidiaries of AGM, and related eliminations, due to AGM and AHL’s combined interests in those funds and the reclassification of revenue and expenses related to historically consolidated variable interest entities into net gains from investment activities of consolidated variable interest entities. The consolidation of additional AGM-sponsored investment funds resulted in approximately $206 million and $50 million of net gains from investment activities of consolidated variable interest entities for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

(5)	Represents the impact of Compensation Reset arrangements of $76 million and $102 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

(F)

Pro Forma GAAP income before income tax provision of $5,650 million and $3,007 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, is comprised of Pro Forma GAAP income before income tax provision of $2,461 million and $450 million for asset management, and $3,189 million and $2,557 million for retirement services for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

(G)

Represents the exclusion of (a) $65 million and $39 million of historical transaction-related charges for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, which include contingent consideration, equity-based compensation charges and the amortization of intangible assets and certain other charges associated with acquisitions, and restructuring charge and (b) $42 million of estimated non-recurring transaction costs for AGM for the year ended December 31, 2020 as noted above in footnote (a).

(H)

Represents the exclusion of the historical operating results of the funds and VIEs that are included in the consolidated financial statements.Additionally, exclusion of transaction merger adjustments related to the consolidation of additional investment funds managed by subsidiaries of AGM due to AGM and AHL’s combined interests in those funds as noted above in footnote (a).

(I)

Equity-based profit sharing expense and other includes certain profit sharing arrangements in which a portion of performance fees distributed to the general partner are allocated by issuance of equity-based awards, rather than cash, to employees of AGM. Equity-based profit sharing expense and other also includes non-cash expenses related to equity awards in unconsolidated related parties granted to employees of AGM.

(J)

Represents the management fee adjustment related to investment management services that was reflected as a GAAP elimination in consolidation. After the completion of the mergers and the corporate governance updates, it is anticipated that these contracts and the related fee terms will remain in place and HoldCo’s management team will continue to consider the related impacts when evaluating the performance of each line of its business. Accordingly, it is anticipated that after the completion of the mergers and the corporate governance updates, HoldCo’s businesses and non-GAAP performance measures will reflect the management fees under these contracts that are received by HoldCo’s asset management business and paid by HoldCo’s retirement services business.

(K)

Adjustment does not reflect $1,414 million mark-to-market gains and $457 million mark-to-market losses for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, as related to AGM’s investment in AHL as already excluded from Pro Forma GAAP Income Before Income Tax Provision.

(L)

Segment Distributable Earnings,” “Pre-tax adjusted operating income,” “Total Pre-Tax Adjusted Operating Earnings” and “Total After-Tax Adjusted Operating Earnings” are non-GAAP key performance measures that AGM’s management expects to use in evaluating the performance of HoldCo’s asset management and retirement services businesses. These measures should not be construed as an alternative to net income /(loss) attributable to Apollo Global Management, Inc. Class A common stockholders and net income (loss) available to AHL common shareholders as an indicator of operating performance. AGM’s management also believes the components of these measures, such as the amount of management fees, advisory and transaction fees and net realized performance fees will be indicative of HoldCo’s performance. These measures have important limitations as analytical tools in that they do not take into account certain items included under GAAP, and you should not consider them in isolation or as substitutes for analysis of AGM’s and AHL’s results as reported under GAAP. Because of these limitations, it is expected that HoldCo will rely primarily on its GAAP results and uses these non-GAAP measures only supplementally.

(M)	The following table represents the following Pro Forma GAAP adjustments for retirement services.

(in millions)	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Net Investment Income (J)	$(366)	$(488)
Investment related (gains) losses (K)	2	(185)
Interest sensitive contract benefits (L)	247	360
Amortization of deferred sales inducements (M)	138	66
Amortization of deferred acquisition costs and value of business acquired (M)	341	270
Future policy and other policy benefits (L)	166	222
Policy and other operating expenses (N)	(35)	(91)
Management fee (F)	409	466
Elimination of Income (loss) related to AHL’s Investment in AOG Units (O)	(460)	(225)
Net (income) loss attributable to Non-Controlling Interests in consolidated entities (P)	(102)	(44)

Retirement Services Pro Forma GAAP Adjustments	$340	$351

(N)

Represents the adjustment primarily for less accretion of discounts on available-for-sale (AFS) securities and mortgage loans, resulting from adjustment to book value of AFS securities and fair value for mortgage loans.

(O)	Represents the credit loss allowance adjustments subsequent to purchase accounting.

(P)

Represents the revised amortization on the adjustment of the reserves to fair value, offset by the removal of historical amortization of negative VOBA, unearned revenue reserves, and deferred reinsurance gains.

(Q)

Represents the removal of historical DAC, DSI, and VOBA amortization, offset by the amortization related to the newly established VOBA assets. The rate of DAC, DSI and VOBA amortization is correlated to the profitability of the Retirement Services businesses, and the amortization rate in the nine months ended September 30, 2021 was higher than the rate for the year ended December 31, 2020, due to higher profitability in the 2021 period, which was primarily driven by very strong alternative investment performance.

(R)	Represents the following:

(1)	Adjustment on the debt amortization to reflect the premium established at acquisition, offset by removal of the historical accretion of discounts;

(2)	Additional compensation cost of $21 million due to the issuance of replacement stock-based awards for the year ended December 31, 2020;

(3)	Amortization of newly established intangible assets, and;

(4)	Reflects the impact of the estimated non-recurring transaction costs of $15 million for the year ended December 31, 2020, for AHL which are currently expensed as incurred.

(E)

Elimination, in consolidation of the AGM and AHL statements of operations, of investment gains related to AHL’s investment in AOG units of $460 million and $225 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

(F)

Represents consolidation of additional investment funds managed by subsidiaries of AGM, and related eliminations, due to AGM and AHL’s combined interests in those funds and the reclassification of revenue and expenses related to historically consolidated variable interest entities into net gains from investment activities of consolidated variable interest entities.

(G)

Consists of certain stock compensation expenses associated with share incentive plans, excluding long-term incentive plan, which are not related to AHL’s underlying profitability drivers and fluctuate from time to time due to the structure of our plans.

(H)	Represents the following:

(1)

$85 million of historical inclusions and $(393) million historical exclusions of non-controlling interests on a pre-tax basis for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively;

(2)

$(68) million and $(146) million of additional exclusions for non-controlling interests on a pre-tax basis attributable to ACRA for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, primarily related to certain of the transaction related merger adjustments as described in footnote (i) above; and

(3)

$102 million and $44 million of additional inclusions for non-controlling interests related to the consolidation of additional investment funds managed by subsidiaries of AGM, and related eliminations, due to AGM and AHL’s combined interest in those funds for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

(D)

Consists of (a) historical restructuring and integration expenses net of non-controlling interests related to acquisitions and block reinsurance costs as well as certain other expenses, which are not predictable or related to our underlying profitability drivers and (b) the exclusion of $15 million of estimated non-recurring transaction costs for AHL for the year ended December 31, 2020, net of non-controlling interests.

(E)

Consists of impacts, net of non-controlling interests related to the fair value accounting for derivatives hedging the FIA index credits and the related embedded derivative liability fluctuations from period to period. The index reserve is measured at fair value for the current period and all periods beyond the current policyholder index term. However, the FIA hedging derivatives are purchased to hedge only the current index period. Upon policyholder renewal at the end of the period, new FIA hedging derivatives are purchased to align with the new term. The difference in duration between the FIA hedging derivatives and the index credit reserves creates a timing difference in earnings. This timing difference of the FIA hedging derivatives and index credit reserves is included as a non-operating adjustment, net of offsets related to DAC, DSI, and VOBA amortization and changes to rider reserves. We primarily hedge with options that align with the index terms of our FIA products (typically 1–2 years). On an economic basis, we believe this is suitable because policyholder accounts are credited with index performance at the end of each index term. However, because the term of an embedded derivative in an FIA contract is longer-dated, there is a duration mismatch which may lead to mismatches for accounting purposes. Represents the following:

(1)	$(490) million exclusion and $235 million inclusion of historical non-operating adjustments for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively,and;

(2)

$(215) million exclusion and $78 million inclusion for additional non-operating adjustments related to transaction merger adjustments for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

(C)

Consists of the realized gains and losses on the sale of AFS securities, the change in fair value of reinsurance assets, unrealized gains and losses, changes in the credit loss allowance, and other investment gains and losses, net of non-controlling interests. Unrealized, allowances and other investment gains and losses are comprised of the fair value adjustments of trading securities (other than CLOs) and investments held under the fair value option, derivative gains and losses not hedging FIA index credits, and the change in credit loss allowances recognized in operations net of the change in

AmerUs Closed Block fair value reserve related to the corresponding change in fair value of investments and the change in unit linked reserves related to the corresponding trading securities. Investment gains and losses are net of offsets related to DAC, DSI, and VOBA amortization and changes to guaranteed lifetime withdrawal benefit (GLWB) and guaranteed minimum death benefit (GMDB) reserves (together, GLWB and GMDB reserves represent rider reserves) as well as the MVAs associated with surrenders or terminations of contracts. Represents the following:

(1)

$86 million inclusion and $(508) million exclusion of historical investment gains and losses net of offsets for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, and;

(2)

$(28) million and $(43) million exclusions of additional investment gains related to transaction merger adjustments, net of offsets for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

(C)

Total Pre-tax Adjusted Operating Earnings refers to the sum of our asset management Segment Distributable Earnings and our retirement services pre-tax adjusted operating income, including transaction merger adjustments.

(D)

Taxes and related payables on asset management earnings reflect current corporate, local and non-US taxes as well as the current payable under AGM’s tax receivable agreement which excludes the impacts of the remeasurement of deferred tax assets and liabilities which arises from changes in estimated future tax rates. Certain deductions such as the deduction for transaction related charges and equity-based compensation are taken into account for purposes of the Non-GAAP Adjusted taxes and related payables. Taxes on retirement services operating income reflects the total current and deferred tax expense or benefit on total income before taxes adjusted to eliminate the impact of the tax expense or benefit associated with the non-operating adjustments. Actual effective tax rate on pre-tax earnings may differ following the close of the mergers.

(E)

Total After-Tax Adjusted Operating Earnings refers to our Total Pre-tax adjusted operating earnings less taxes and related payables as defined in footnote (x) less Preferred dividends to the AGM Series A and Series B preferred stockholders less AHL Preferred Stock Dividends.

Unaudited Adjusted Operating Earnings Shares

The table below sets forth the reconciliation of AGM Historical Total GAAP Class A Common Stock Outstanding and AHL Historical Class A common shares outstanding to Non-GAAP Adjusted Operating

Earnings shares after giving effect to the mergers, the AGM corporate governance updates, and the Compensation Reset programs as if they had occurred on January 1, 2020.

(in millions)	For the nine months ended September 30, 2021	For the year ended December 31, 2020
AGM Historical Total GAAP Class A Common Stock Outstanding	245.4	228.9
AGM Historical Non-GAAP Adjustments:
Participating AOG Units	187.4	204.0
Vested RSUs	0.3	1.8
Unvested RSUs Eligible for Dividend Equivalents	7.3	6.3

AGM Historical Distributable Earnings Shares Outstanding (A)	440.4	441.0
AHL Historical Class A common shares outstanding	191.8	191.2
AHL Shares Owned by Apollo Operating Group	(54.6)	(54.6)
Estimated AHL Shares to be purchased (B)	137.2	136.6
(x) Exchange Ratio	1.149	1.149

Shares of common stock to be issued in exchange	157.6	156.9
Other Transaction Merger Adjustments
AOG units Owned by AHL	(29.2)	(29.2)
RSUs, RSAs, Options, and Other Equity Considerations	11.0	10.9

Total Other Transaction Adjustments (C)	(18.2)	(18.3)
Compensation Reset (D)	20.2	20.2
Adjusted Operating Earnings Shares (E)	600.0	599.8

(A)

“Distributable Earnings Shares Outstanding” or “DE Shares Outstanding”, consists of AGM Class A Shares outstanding, AOG units that participate in dividends and RSUs that participate in dividends. Management uses this measure in determining DE per share, FRE per share, as well as DE After Taxes and Related Payables per share.

(B)

Represents HoldCo Shares to be issued in exchange based on 137 million shares of AHL common stock issued and outstanding as of September 30, 2021 and December 31, 2020 (excluding 55 million shares previously purchased by AGM) multiplied by the exchange ratio of 1.149x.

(C)	Other transaction merger adjustments related to elimination of AOG units owned by AHL and RSUs, RSAs, Options and Other Equity consideration adjustments.

(D)	Represents issuance of AGM stock and stock-based award in connection with the Compensation Reset programs.

(E)

Adjusted Operating earnings shares outstanding consists of (1) 585 million and 585 million of total HoldCo Shares outstanding as of September 30, 2021 and December 31, 2020, respectively, after giving effect to the mergers and the AGM corporate governance updates as if they had occurred on January 1, 2020 (2) RSUs, RSAs, Options and other equity consideration adjustments and (3) 20 million shares related to the Compensation Reset programs.